November 12, 2019

John A. Borgeson
Chief Financial Officer
Kodiak Sciences Inc.
2631 Hanover Street
Palo Alto, California 94304

       Re: Kodiak Sciences Inc.
           Registration Statement on Form S-3
           Filed November 1, 2019
           File No. 333-234443

Dear Mr. Borgeson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Carlton Fleming, Esq.